UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 4, 2022

November 4, 2022

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316 Tokyo Stock Exchange Prime Market)

SMBC Nikko Securities Inc.

Submission of Report Based on Administrative Actions Imposed by the Financial Services Agency

On March 4 and March 24, 2022, several former executive officers and employees of SMBC Nikko Securities Inc. (President and CEO: Yuichiro Kondo, hereinafter “SMBC Nikko”) were arrested by the Tokyo District Public Prosecutors’ Office on suspicion of violating Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (i.e., illegal stabilization transactions), and on March 24 and April 13, 2022, were prosecuted and SMBC Nikko as a corporation was prosecuted under the joint punishment provision. We sincerely apologize for the inconvenience and anxiety caused to our customers and stakeholders.

On October 7, 2022, the Financial Services Agency of Japan (hereinafter the “FSA”) imposed administrative actions (i.e., a Business Suspension Order and a Business Improvement Order) on SMBC Nikko pursuant to Article 51 and Article 52, Paragraph 1 of the Financial Instruments and Exchange Act. The FSA also imposed an administrative action (i.e., an Improvement Measures Order) on Sumitomo Mitsui Financial Group, Inc. (Director President and Group CEO: Jun Ota, hereinafter “SMFG”) pursuant to Article 32-2, Paragraph 2 of the Financial Instruments and Exchange Act.

Today, SMFG submitted a report based on the Improvement Measures Order, and SMBC Nikko submitted a report based on the Business Improvement Order to FSA.

SMFG and SMBC Nikko take this incident extremely seriously and will continue to take all necessary measures to make improvements and prevent recurrence of such incidents on a company-wide basis to restore the trust of our customers and other stakeholders.

[For inquiries on this matter, please use the contact information below.]
SMFG, Communications	Nakashiba:	+81-3-4333-2192
SMBC Nikko, Communications	Kawarazaki:	+81-3-3283-9955

Efforts to Prevent Recurrence in Response to Administrative Actions

I.	Efforts to Prevent Recurrence in Response to the Administrative Actions Imposed by the FSA on SMBC Nikko

SMBC Nikko takes the issues with its business management system and internal control system extremely seriously, has reflected on them, and has formulated effective preventive measures and improvement plans based on root cause analyses to ensure that a similar situation will not recur. In implementing the improvement plan, management will take the initiative in carrying it out, continuously reviewing its implementation, effectiveness, and sufficiency, in the interest of preventing similar incidents from occurring, and will promptly secure the necessary resources (including personnel and system investment) and make decisions. Through these efforts, SMBC Nikko will strive to strengthen its basic business management and internal control systems and to foster a sound corporate culture.

1.	Market Manipulation Cases

Management recognizes that the direct causes of the market manipulation cases were a lack of compliance awareness as a gatekeeper in the financial market in the operation of own-account trading, which prevented autonomous checks and balances in the first line of defense, a lack of resources in the trading control system, resulting in insufficient checks and balances, and a lack of autonomous control over inherent product risks in the operation of block offer trading. The root causes of these circumstances involved a lack of management leadership in the management of the compliance risk and the failure to instill a sense of norm, the insufficient maintenance of the three-lines of defense system, the lack of continuous effective review of improvement activities in light of past scandals, the weak positioning of compliance in human resources policies, the lack of consideration of policies for the appointment and assignment of executives, and the failure to properly identify, analyze, and address internal risk information. In light of these causes, SMBC Nikko has formulated the following improvement plans: (1) Strengthen the Business Management System; (2) Strengthen the Internal Control System (including the system to prevent unfair trading); and (3) Foster a Sound Corporate Culture that Values Compliance.

(1)	Strengthen the Business Management System

(i)	Improve Risk Awareness and Strengthen Risk Assessment by Management

(a)	Ensure that management has a thorough and in-depth understanding of applicable laws and regulations, which serves as the basis for improving risk awareness
•	Establish and conduct a training program for management by experts such as outside counsel

(b)	Establish a framework for management to proactively identify risks
•	Establish an organization under the direct control of the President & CEO to identify company-wide risks based on management’s risk awareness
•	Clarify standards and rules for reporting unusual cases to management
•

Establish a system for the early detection of signs of fraud (i.e., conduct training for psychological safety aimed at creating a workplace in which employees can readily give opinions, continually conduct surveys targeting general managers and branch managers, and improve the functionality and reliability of the whistle-blowing system)

(ii)	Appropriately Allocate Resources that Contribute to Compliance Risk Management (including personnel and system investment)

(a)	Review Resource Allocation Practices

•	Establish a framework to implement resource allocation with an awareness of the balance between the front, middle, and back offices
•	Establish a framework for appropriate resource allocation (including personnel and system investment) based on resource assessments

(b)	Strengthen initiatives to prevent recurrence of scandals
•	Establish a framework for the management of particularly important internal management issues, securing resources, and making swift decisions (Management Issue Tracker)

(iii)	Strengthen Product Governance

(a)	Enhance the verification process for new products and new businesses and existing products, and establish a continuous review cycle
•	Refine the screening process when launching new products and new businesses, and clarify the ongoing review process after beginning to handle them

(b)	Establish a Product and Service Council
•

Establish a new committee, chaired by the Head of Risk Management Unit, in which the first and second lines of defenses are involved in and discuss risks, issues, and measures regarding products and services

(c)

Clarify checks and balances on existing products and services by the compliance division and clarify where the responsibility lies with regard to the quality of products and services provided to individual customers

•	Clarify checks and balances, such as raising issues by the compliance division (reexamination of product features, etc.) and screening functions
•

Clarify where the responsibility lies with regard to the quality (including review of additional risks and the sufficiency of information provision) when providing individual customers the products and services which originated in wholesale business

(iv)	Appoint Directors in light of the Effectiveness of Internal Controls
•	Appoint officers to compensate for gaps in experience and expertise of executives among themselves so as to reduce risks in business development

(v)	Revitalization of the Board of Directors and the Audit of Directors Office

(a)	Improve and follow-up on agenda setting and discussions
•	Reflect risk awareness based on each director’s expertise when setting Board of Directors’ agenda
•	Ensure periodic reporting of the Management Issue Tracker to the Board of Directors
•	Strengthen capability of the Audit of Directors Office on information gathering, including expansion of the interviews on the status of business execution
•	Strengthen follow-up on matters raised at Board of Directors and the Audit of Directors Office

(b)	Structure of the Board of Directors
•	Bring in personnel as directors who have certain experience as senior management of securities companies and who are familiar with the securities business

(c)	Board of Directors’ Supervision of Executive Officers
•	Strengthen supervision by the Board of Directors regarding the recruitment, appointment, and assignment of executive officers

(d)	Review and monitor by the Board of Directors of the root-cause analysis and preventive measures undertaken by executive management

(2)	Strengthen the Internal Control System (including the system to prevent unfair trading)

(i)	Strengthen the Compliance System by Improving the Effectiveness of the Three-Lines of Defense System
•

Not only as measures to prevent the recurrence of this incident, but also in the interest of preventing the occurrence of scandals, develop an ideal model (i.e., Target Operating Model) for the three-lines of defense system by retaining outside consulting firms and conduct a comprehensive review of the internal control system.

•

Clarify the roles and strengthen the checks and balances function of the internal administrators in the first line of defense, carry out organizational and operational reviews of the compliance division, strengthen the human resources of the compliance division and raise its standing, enhance the functions of the compliance division, and improve human resources management and auditing methodology in the audit division.

(ii)	Review of Business Operations of Own-Account Trading

(a)	Review of business operations including the approach to own-account trading
•	Clarify the purpose, intent, contents, etc. of own-account trading and standardize the recognition of the person in charge
•	Prepare a common interpretation of technical terms, including the definition of facilitation transactions
•	Clarify prohibited transactions in own-account trading
•	Examine and review the information management system, including identifying first-hand information
•	Identify transactions with a high risk of unfair trading by the Equity Trading and review the management of such transactions

(b)	Strengthen checks and balances on equity own-account trading businesses
•	Assign personnel from the Trading Compliance to the Equity Trading to perform on-site monitoring
•	Establish a system of checks and balances and the provision of advice by specialists in applicable laws and regulations and conduct risks (i.e., lawyers, etc.)

(iii)	Strengthen the Trade Management System

(a)	Strengthen Human and Physical Resource Allocation Related to Trade Control Operations
•

Strengthen personnel in the Trade Control (establish a section in charge of own-account trading, and increase personnel including those hired externally), and introduce a framework to review the sufficiency of personnel resources

•	Train trade control staff (i.e., clarify required knowledge and experience and review training curriculums)
•	Establish a compliance system that takes market manipulation cases into consideration

(b)	Review standards and strengthen the system for trading control, including own-account trading
•

Refine the standards for trade control, including own-account trading (i.e., review of the events subject to screening, the aspects to be screened and the criteria for extracting transactions at stake and measures to be taken, etc.)

•	Standardize and record the screening perspectives and double-check the screening processes thoroughly
•	Develop a system for periodic review of extraction standards, etc. in light of internal environmental changes

(c)	Establish a Framework for Monitoring the Trade Control System
•

Establish the “Fraudulent Trade Prevention Committee” in which the first and second lines of defenses including the front office will participate, to manage the progress and review the effectiveness of the improvement plan for the trading control system, and share and discuss unfavorable situations and near-miss incidents in screening trades

(d)	Strengthen responsiveness after identifying the risk of compliance violations
•	Clarify criteria for internal administrators to register unusual cases and concerns with the reporting system
•	Clarify escalation standards in connection with the status of investigations by external authorities and explanations of actual circumstances

(3)	Foster a Sound Corporate Culture that Values Compliance

(i)	Express a clear commitment by management to compliance risk management

Strengthen two-way communication between management and front office

•	Issue messages from top management
•	Hold town hall meetings at all branches and offices with members of the Management Committee, including the President & CEO
•	Review the Code of Conduct with the participation of all directors and senior general managers
•	Hold small-group discussions on issues that need to be discussed in depth

(ii)	Foster awareness of compliance by improving the effectiveness of the three-lines of defense system
•	Under the leadership of management, define our risk culture, clarify expected behavior, and formulate and implement programs for behavioral change to instill a risk awareness culture
•

Instill a proactive and autonomous awareness of “taking primary responsibility for compliance risk management” in the first line of defense through training, raising awareness and changing the behavior of the entire compliance division, and foster a corporate culture accepting audits

(iii)	Raise awareness of norms and risks in connection with the prevention of unfair trading

(a)	Establish a code of conduct for the Global Markets division
•	Establish a common code of conduct as a market gatekeeper for executives and employees with diverse backgrounds

(b)	Prepare a conduct risk book for the Global Markets division
•	Prepare a conduct risk book listing conduct risks and risk control measures for each department of the Global Markets division

(c)	Establish the conduct risk conference in the Global Markets division
•	Establish a conduct risk conference in the Global Markets division to share and discuss signs of conduct risk and issues and initiatives with respect to compliance

(iv)	Review the personnel evaluation system

(a)	Review the personnel evaluation system for executives
•

Revise the “Goal Setting and Performance Evaluation for Executives”, introduce a 360-degree evaluation system, change the frequency of meetings of the Executive Nomination & Remuneration Committee (from once a year to multiple times a year (at least three times)), and reorganize executive retainer agreements

(b)	Review the Personnel Evaluation System for employees
•	Change the standing of compliance in human resources policies

2.	Violation of Regulations on the Firewall between Banking and Securities Operations

SMBC Nikko takes extremely seriously the issues in the inadequate awareness of risks related to the businesses cooperation between banking and securities operations, insufficient arrangements for customer information management rules, etc., inadequate performance of check and balances and monitoring functions, and the lack of thorough awareness of compliance and sense of norm as the causes of the violation of regulations on the firewall between banking and securities operations, and formulated the improvement plans as follows: (1) Strengthen the Business Management System; (2) Strengthen the Customer Information Management System; and (3) Foster Awareness of Compliance Related to Customer Information Management.

(1)	Strengthen the Business Management System

(i)	Foster awareness of applicable laws, norms, and compliance among officers and employees
•	Implement workshops and training for officers and managers in the Global Investment Banking (GIB) division, etc.
•	Issue messages from top management
•	Under the leadership of management, define our risk culture, clarify expected behavior, and formulate and implement programs for behavioral change to instill a risk awareness culture

(ii)	Strengthen Conduct risk management on an SMBC Group basis
•	Establish a framework for managing conduct risk and a system for preventing violations on an SMBC Group basis

(2)	Strengthen the Customer Information Management System

(i)	Establish an opt-out information (the information required not to share between SMBC and SMBC Nikko) management system
•	Formulate an opt-out management flow and disseminate it to the first line of defense
•	Establish a workflow on checks for opt-out management at the first and second lines of defenses

(ii)	Strengthen Risk-Based Management and Monitor Businesses Cooperation between Banking and Securities Operations
•	Maintain the second line of defense’s active participation in meetings of the GIB division, etc. and provide advice
•	Strengthen the monitoring system (i.e., introduce an AI system to monitor internal emails, start monitoring call recordings, and expand the monitoring personnel)

(iii)	Establish a system for conducting risk-based audits
•

Expand the scope of information to be collected at the preliminary investigation stage of formulating audit plans and strengthen operations to appropriately reflect the collected risk awareness in the focal points of individual audits

(iv)	Reinforce rules on Businesses Cooperation between Banking and Securities Operations
•	Conduct training referring this case, etc. and reinforce various rules on businesses cooperation between banking and securities operations

(3)	Foster Awareness of Compliance Related to Customer Information Management

(i)	Build on the lessons of unfavorable cases - recurrence prevention initiatives
•	Hold meetings on management philosophy based on this case
•	Re-emphasize the possibility of severe penalties for misconduct

(ii)	Prevent scandals - prevent scandals through early detection
•	Improve the functionality and reliability of the whistle-blowing system

II. Improvement Plan in Response to the Improvement Measures Order against SMFG

To date, SMFG has continued its efforts to upgrade group management. However, SMFG takes extremely seriously the fact that the FSA imposed an Improvement Measures Order on SMFG due to the recent issues involving the business management of SMBC Nikko. Accordingly, we have formulated an effective improvement plan based on our root cause analyses to prevent a recurrence of a similar situation. SMFG will strive to establish a system for appropriate business management over SMBC Nikko, to supervise and provide guidance on the steady implementation of improvement plans formulated by SMBC Nikko to strengthen its business management system and internal control system, and to foster a sound corporate culture that values compliance.

(1)	Establish a System for Appropriate Management Control of SMBC Nikko

(i)	Review the management system of products and services
•	Follow-up on the status of review of operations of own-account trading at SMBC Nikko
•	Assess the review status of the management system of SMBC Nikko’s products and services

(ii)	Strengthen SMFG’s involvement in human resources
•	Check the situation on compensation for gaps in experience and expertise of executives of SMBC Nikko
•	Add a remuneration system for officers and employees in the market course to the scope of discussions and reports to SMFG
•	Expand support for a 360-degree evaluation system at SMBC Nikko

(iii)	Reorganize the three lines of defense
•	Confirm the sufficiency of personnel resources
•	Confirm the sufficiency of system resource input
•	Review organizational restructuring and functional enhancement at SMBC Nikko

(iv)	Establish a contingency system and strengthen SMFG involvement in emergencies
•	Clarify unusual cases requiring consultation and reporting to SMFG
•	Upgrade SMFG’s whistle-blowing system and provide support in the upgrading of SMBC Nikko’s whistle-blowing system
•	Provide support to improve risk management functions at SMBC Nikko and strengthen guidance from SMFG in emergencies
•	Improve the contingency system within SMFG

(v)	Initiatives to promote the SMBC Group’s culture
•	Re-disseminate and thoroughly reinforce the values (i.e., culture, strengths, and corporate philosophy systems) that should be emphasized in the SMBC Group
•	Issue messages from the top management of SMFG
•	Expand training opportunities and organize joint training among SMFG, etc.

(2)	Review of SMBC Nikko’s Plan and Implementation Status of Strengthening the Business Management System and Internal Control System and Foster a Sound Corporate Culture That Values Compliance

•

SMFG has reviewed SMBC Nikko’s business improvement plan from the following perspectives: “whether the improvement plan is in line with SMBC Nikko’s analysis of the root cause,” “whether the improvement plan is linked to the improvement plan formulated by SMFG,” and “whether the improvement plan is based on the ‘Recommendations on Measures to Prevent Recurrence’ described in the ‘Investigation Report’ published on June 24, 2022.” SMFG has confirmed that the business improvement plan is in line with these perspectives.

III. Disposition in Respect of Executives

(1)	SMFG

SMFG takes extremely seriously its responsibility for the market manipulation incidents at SMBC Nikko as well as the violations of the regulations on the firewall between banking and securities operations at SMBC Nikko and Sumitomo Mitsui Banking Corporation, and therefore, SMFG will reduce the remuneration of the following executives:

Chairman of the Board	Takeshi Kunibe	20% × 3 months of monthly compensation
Director President	Jun Ohta	30% × 6 months of monthly compensation
Deputy President and Executive Officer	Toshikazu Yaku	20% × 3 months of monthly compensation
Director Senior Managing Executive Officer	Toru Nakashima	20% × 3 months of monthly compensation
Senior Managing Executive Officer	Tetsuro Imaeda	20% × 3 months of monthly compensation
Senior Managing Executive Officer	Masamichi Koike	20% × 3 months of monthly compensation

(2)	SMBC Nikko

SMBC Nikko takes extremely seriously its responsibility for the above market manipulation incidents and the above violations of the regulations on the firewall between banking and securities operations, and therefore, SMBC Nikko will reduce the remuneration of the following executives:

Chairman of the Board (Representative Director)	Yasuyuki Kawasaki	50% × 6 months of monthly compensation
President & CEO (Representative Director)	Yuichiro Kondo	100% × 6 months of monthly compensation
Deputy President Executive Officer	Hideki Sakamoto	20% × 3 months of monthly compensation
Director Senior Managing Executive Officer (Representative Director)	Kazuhiro Notsu	30% × 3 months of monthly compensation
Managing Executive Officer	Shinya Inose	30% × 3 months of monthly compensation
Managing Executive Officer	Reiji Domoto	20% × 3 months of monthly compensation
Managing Executive Officer	Seiichi Inaba	10% × 3 months of monthly compensation
Managing Executive Officer	Makoto Nishioka	10% × 3 months of monthly compensation

In addition to the foregoing, SMBC Nikko will take firm disciplinary actions against the parties involved in the cases, in accordance with its internal rules.

SMBC Nikko also have requested and have obtained consent from its retired executives, such as the former chairman and president, to voluntarily return the following respective amounts.

Former Chairman of the Board, President & CEO	Tetsuya Kubo	50% × 6 months of monthly compensation
Former Chairman of the Board, President & CEO	Yoshihiko Shimizu	50% × 6 months of monthly compensation
Former Deputy President Executive Officer	Hiroshi Mishima	50% × 6 months of monthly compensation
Former Director Senior Managing Executive Officer	Akira Inoue	30% × 3 months of monthly compensation

It should be note that, in the case of Messrs. Hideki Sakamoto and Reiji Domoto, the reduction of their remuneration is solely due to the violations of the regulations on the firewall between banking and securities operations above, and in the case of Messrs. Seiichi Inaba, Makoto Nishioka, and the four retired executives above, the reduction of their remuneration and the request for their voluntary return of a certain amount are solely due to the market manipulation incidents above.

Furthermore, with respect to the four former executive officers prosecuted in connection with the market manipulation incidents above, SMBC Nikko had refrained from renewing each executive officer’s delegation agreement since the end of March this year; however, on October 26, the Board of Directors resolved not to renew such agreements.

End